Exhibit 99.2

PPDAI Group Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: PPDF)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 29, 2018

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of PPDAI Group Inc. (the “Company”) will be held at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai, the People’s Republic of China on November 29, 2018 at 11:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 9, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.ppdai.com, or by writing to Mr. Jimmy Tan, Investor Relations Director, Shanghai PPDai Financial Information Service Co., Ltd., Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, the People’s Republic of China, or by email to jimmy@ppdai.com.

By Order of the Board of Directors,
PPDAI Group Inc.

/s/ Jun Zhang
Jun Zhang
Chairman of the Board and Co-Chief Executive Officer

Shanghai, China

November 8, 2018